September 12, 2023

VIA EDGAR TRANSMISSION

Jaea Hahn

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066 (“Registrant”)

Dear Ms. Hahn:

On June 23, 2023, the Registrant, on behalf of its proposed series, Brookstone Dividend Stock ETF, Brookstone Growth Stock ETF, Brookstone Value Stock ETF, Brookstone Intermediate Bond ETF, Brookstone Ultra-Short Bond ETF, Brookstone Active ETF, Brookstone Opportunities ETF and Brookstone Yield ETF (each a “Fund” and collectively, the “Funds”), filed an amendment to its registration statement under the Securities Act of 1933 on Form N-1A. In a telephone conversation on August 25, 2023, you provided comments to the amendment. Below, please find those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

All Funds

Prospectus

Comment 1: Please supplementally provide a completed fee table and expense example for each Fund. Additionally, please confirm, supplementally, that each fee table excludes fees charged for the purchase and redemption of creation units.

Response: The Registrant has amended its disclosures to include the following fee tables and expense examples:

Brookstone Dividend Stock ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.67%
Total Annual Fund Operating Expenses	1.32%

Zeynep.Kart@ThompsonHine.com      Direct: 614.469.3215

Jaea Hahn

September 12, 2023

Fee Waiver and/or Expense Reimbursement(2)	(0.37)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.95%
(1)	Estimated for the current fiscal year.
(2)	The Fund’s adviser has contractually agreed to reduce its fees and/or absorb expenses of the Fund, for at least one year from the commencement of the Fund’s operations, to ensure that total annual fund operating expenses after fee waiver and/or reimbursement (exclusive of any front-end or contingent deferred loads, taxes, brokerage fees and commissions, borrowing costs (such as interest and dividend expense on securities sold short), acquired fund fees and expenses, fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses), or extraordinary expenses such as litigation) will not exceed 0.95% of the Fund’s net assets. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years from the date the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the foregoing expense limits or those in place at the time of recapture after the recoupment has been taken into account. This agreement may be terminated by the Trust’s Board of Trustees only on 60 days’ written notice to the Fund’s adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$97	$382

Brookstone Growth Stock ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.67%
Total Annual Fund Operating Expenses	1.32%
Fee Waiver and/or Expense Reimbursement(2)	(0.37)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.95%
(1)	Estimated for the current fiscal year.
(2)	The Fund’s adviser has contractually agreed to reduce its fees and/or absorb expenses of the Fund, for at least one year from the commencement of the Fund’s operations, to ensure that total annual fund operating expenses after fee waiver and/or reimbursement (exclusive of any front-end or contingent deferred loads, taxes, brokerage fees and commissions, borrowing costs (such as interest and dividend expense on securities sold short), acquired fund fees and expenses, fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses), or extraordinary expenses such as litigation) will not exceed 0.95% of the Fund’s net assets. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years from the date the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the foregoing expense limits or those in place at the time of recapture after the recoupment has been taken into account. This agreement may be terminated by the Trust’s Board of Trustees only on 60 days’ written notice to the Fund’s adviser.

Jaea Hahn

September 12, 2023

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$97	$382

Brookstone Value Stock ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.67%
Total Annual Fund Operating Expenses	1.32%
Fee Waiver and/or Expense Reimbursement(3)	(0.37)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.95%
(1)	Estimated for the current fiscal year.
(2)	The Fund’s adviser has contractually agreed to reduce its fees and/or absorb expenses of the Fund, for at least one year from the commencement of the Fund’s operations, to ensure that total annual fund operating expenses after fee waiver and/or reimbursement (exclusive of any front-end or contingent deferred loads, taxes, brokerage fees and commissions, borrowing costs (such as interest and dividend expense on securities sold short), acquired fund fees and expenses, fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses), or extraordinary expenses such as litigation) will not exceed 0.95% of the Fund’s net assets. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years from the date the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the foregoing expense limits or those in place at the time of recapture after the recoupment is taken into account. This agreement may be terminated by the Trust’s Board of Trustees only on 60 days’ written notice to the Fund’s adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$97	$382

Jaea Hahn

September 12, 2023

Brookstone Intermediate Bond ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.73%
Acquired Fund Fees and Expenses(2)	0.14%
Total Annual Fund Operating Expenses	1.52%
Fee Waiver and/or Expense Reimbursement(2)	(0.43)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.09%
(1)	Estimated for the current fiscal year.
(2)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund. The Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
(3)	The Fund’s adviser has contractually agreed to reduce its fees and/or absorb expenses of the Fund, for at least one year from the commencement of the Fund’s operations, to ensure that total annual fund operating expenses after fee waiver and/or reimbursement (exclusive of any front-end or contingent deferred loads, taxes, brokerage fees and commissions, borrowing costs (such as interest and dividend expense on securities sold short), acquired fund fees and expenses, fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses), or extraordinary expenses such as litigation) will not exceed 0.95% of the Fund’s net assets. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years from the date the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the foregoing expense limits or those in place at the time of recapture after the recoupment is taken into account. This agreement may be terminated by the Trust’s Board of Trustees only on 60 days’ written notice to the Fund’s adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$111	$438

Brookstone Ultra Short Bond ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.73%
Acquired Fund Fees and Expenses(2)	0.14%

Jaea Hahn

September 12, 2023

Total Annual Fund Operating Expenses	1.52%
Fee Waiver and/or Expense Reimbursement(2)	(0.43)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.09%
(1)	Estimated for the current fiscal year.
(2)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund. The Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
(3)	The Fund’s adviser has contractually agreed to reduce its fees and/or absorb expenses of the Fund, for at least one year from the commencement of the Fund’s operations, to ensure that total annual fund operating expenses after fee waiver and/or reimbursement (exclusive of any front-end or contingent deferred loads, taxes, brokerage fees and commissions, borrowing costs (such as interest and dividend expense on securities sold short), acquired fund fees and expenses, fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses), or extraordinary expenses such as litigation) will not exceed 0.95% of the Fund’s net assets. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years from the date the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the foregoing expense limits or those in place at the time of recapture after the recoupment is taken into account. This agreement may be terminated by the Trust’s Board of Trustees only on 60 days’ written notice to the Fund’s adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$111	$438

Brookstone Active ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.67%
Acquired Fund Fees and Expenses(2)	0.20%
Total Annual Fund Operating Expenses	1.52%
Fee Waiver and/or Expense Reimbursement(2)	(0.37)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.15%
(1)	Estimated for the current fiscal year.
(2)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund. The Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
(3)	The Fund’s adviser has contractually agreed to reduce its fees and/or absorb expenses of the Fund, for at least one year from the commencement of the Fund’s operations, to ensure that total annual fund operating expenses after fee waiver and/or reimbursement

Jaea Hahn

September 12, 2023

(exclusive of any front-end or contingent deferred loads, taxes, brokerage fees and commissions, borrowing costs (such as interest and dividend expense on securities sold short), acquired fund fees and expenses, fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses), or extraordinary expenses such as litigation) will not exceed 0.95% of the Fund’s net assets. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years from the date the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the foregoing expense limits or those in place at the time of recapture after the recoupment is taken into account. This agreement may be terminated by the Trust’s Board of Trustees only on 60 days’ written notice to the Fund’s adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$117	$444

Brookstone Opportunities ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.67%
Acquired Fund Fees and Expenses(2)	0.35%
Total Annual Fund Operating Expenses	1.67%
Fee Waiver and/or Expense Reimbursement(2)	(0.37)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.30%
(1)	Estimated for the current fiscal year.
(2)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund. The Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
(3)	The Fund’s adviser has contractually agreed to reduce its fees and/or absorb expenses of the Fund, for at least one year from the commencement of the Fund’s operations, to ensure that total annual fund operating expenses after fee waiver and/or reimbursement (exclusive of any front-end or contingent deferred loads, taxes, brokerage fees and commissions, borrowing costs (such as interest and dividend expense on securities sold short), acquired fund fees and expenses, fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses), or extraordinary expenses such as litigation) will not exceed 0.95% of the Fund’s net assets. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years from the date the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the foregoing expense limits or those in place at the time of recapture after the recoupment is taken into account. This agreement may be terminated by the Trust’s Board of Trustees only on 60 days’ written notice to the Fund’s adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those

Jaea Hahn

September 12, 2023

periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$132	$490

Brookstone Yield ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.67%
Acquired Fund Fees and Expenses(2)	0.53%
Total Annual Fund Operating Expenses	1.85%
Fee Waiver and/or Expense Reimbursement(2)	(0.37)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.48%
(1)	Estimated for the current fiscal year.
(2)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund. The Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.
(3)	The Fund’s adviser has contractually agreed to reduce its fees and/or absorb expenses of the Fund, for at least one year from the commencement of the Fund’s operations, to ensure that total annual fund operating expenses after fee waiver and/or reimbursement (exclusive of any front-end or contingent deferred loads, taxes, brokerage fees and commissions, borrowing costs (such as interest and dividend expense on securities sold short), acquired fund fees and expenses, fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses), or extraordinary expenses such as litigation) will not exceed 0.95% of the Fund’s net assets. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years (within the three years from the date the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of the foregoing expense limits or those in place at the time of recapture after the recoupment is taken into account. This agreement may be terminated by the Trust’s Board of Trustees only on 60 days’ written notice to the Fund’s adviser.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$151	$546

Jaea Hahn

September 12, 2023

The Registrant confirms that the fee tables exclude fees charged for the purchase and redemption of creation units.

Comment 2: Please revise the first sentence of footnote 3 to the fee tables in the prospectus to state that the expense limitation agreement will remain in effect for at least one year from the effective date of the registration statement. The second to last sentence of footnote 3 to the Funds’ fee tables in the prospectus describes the conditions of recoupment of previously waived expenses. Please revise each disclosure to clarify that the respective Fund may only make repayments to the adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed the lesser of: (1) the expense cap in place at the time such amounts were waived; and (2) the Fund’s current expense cap. Please make corresponding revisions to the Fund’s Item 9 disclosures in the sixth paragraph under the heading “Investment Adviser” and to the Fund’s Statement of Additional Information at page 19.

Response: The Registrant refers to its response to Comment 1. The Registrant has made corresponding revisions throughout the Registrant Statement.

Comment 3: Please supplementally identify the broad-based market index against which performance is going to be compared for each Fund.

Response: The Registrant has confirmed that the advisor intends to use the following broad-based market indices for the Funds as listed below:

Fund	Benchmark
Brookstone Dividend Stock ETF	Dow Jones US Select Dividend Index
Brookstone Growth Stock ETF	Russell 1000 Growth
Brookstone Value Stock ETF	Russell 1000 Value
Brookstone Intermediate Bond ETF	Bloomberg US Aggregate Index
Brookstone Ultra Short Bond ETF	Bloomberg 1-3 Month Treasury Bill Index
Brookstone Active ETF	Dow Jones Moderate Portfolio Index
Brookstone Opportunities ETF	Dow Jones Moderate Portfolio Index
Brookstone Yield ETF	Bloomberg US Corporate High Yield

Comment 4: For each Fund with an 80% policy, please disclose the policy under the “Investment Restrictions” heading of the statement of additional information (“SAI”) and explain whether the policy is fundamental or nonfundamental and whether it can be changed upon 60 days’ notice to shareholders.

Jaea Hahn

September 12, 2023

Response: The Registrant notes that each Fund’s 80% policy is nonfundamental and can be changed upon 60 days’ notice to shareholders. The Registrant respectfully declines to summarize each Fund’s 80% policy under “Investment Restrictions” in the SAI because such restrictions are fundamental policies that require shareholder approval before they can be changed. Nevertheless, the Registrant has amended its disclosures to include a new section immediately following the section under the heading “Investment Restrictions”:

OTHER INVESTMENT POLICIES

The investment policies set forth below are not fundamental and may be changed by the Board upon 60 days’ notice to shareholders:

(a)	Under normal circumstances, the Dividend Stock Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in income-producing U.S. equity securities and ETFs;

(b)	Under normal circumstances, the Growth Stock Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in income-producing U.S. equity securities and ETFs;

(c)	Under normal circumstances, the Value Stock Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in income-producing U.S. equity securities and ETFs;

(d)	Under normal circumstances, the Intermediate Bond Fund invests at least 80% of its net assets in U.S. Treasuries and investment grade corporate bonds with a 0-10 year maturity range, including ETFs that invest substantially all of their assets in such fixed income instruments;

(e)	Under normal circumstances, the Ultra-Short Bond Fund invests at least 80% of its net assets in U.S. Treasuries and investment grade corporate bonds with a 0-2 year maturity range, including ETFs that invest substantially all of their assets in such fixed income instruments.

Comment 5: Please supplementally confirm that each Fund is diversified. If a Fund is not diversified, please revise the disclosures and add a non-diversification risk disclosure in the respective Fund’s “Principal Investment Risks” section.

Response: The Registrant so confirms that each Fund is diversified.

Jaea Hahn

September 12, 2023

Comment 6: If any Fund intends to invest in ETFs as its principal investment strategy, please describe the underlying ETFs in greater detail in Item 4 or Item 9 of the prospectus. Please address whether the underlying ETFs will be affiliated or unaffiliated to the respective Fund or adviser, whether the shares will be purchased in creation units or in the secondary market, and whether the underlying ETFs will be actively managed or will track an index. Supplementally, please explain how the Funds intend to comply with Section 12 of the Investment Company Act of 1940.

Response: The Registrant refers to its response to Comments 31, 48, 54, 60 and 62.

Each Fund intends to limit its investments in accordance with Section 12 and Rule 12d1-4 of the 1940 Act. To the extent necessary, each Fund may rely on Section 12(d)(1)(F) and Rule 12d1-4 which, in conjunction with one another, allow registered investment companies like the Funds to exceed the limitations set forth in Section 12 provided the aggregate sales loads any investor pays do not exceed the limits on sales loads established by FINRA for funds of funds, and the registered investment company “mirror votes” any securities purchased.

Comment 7: Please explain the criteria the adviser will use when selecting investments, including ETFs, for each Fund.

Response: The Registrant refers to its response to Comments 31, 42, 47, 48, 54, 60 and 62.

Comment 8: If any Fund with an 80% policy intends to invest in underlying funds, please describe how the adviser will determine that investments in the underlying fund will fall within its 80% policy. For example, will the adviser apply a screening methodology that is applied to operating companies?

Response: The Registrant refers to its response to Comments 31 and 48.

Comment 9: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, former Director of the Division of Investment Management, please re-order the Funds’ Item 9 principal risk disclosures so that the most significant risks appear first followed by the remaining risks in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility

Jaea Hahn

September 12, 2023

as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 10: Please clarify which risks relate to the Fund’s direct investments and which relate to the Fund’s operation as a fund of funds.

Response: The Registrant has given the Staff’s comment careful consideration and respectfully disagrees that attempting to distinguish between the risks of direct investments from the risks of indirect investments will provide investors with any meaningful disclosure when all risks are risks of investing in the Fund. Nevertheless, the Registrant has amended the relevant disclosures to state the following:

Principal Investment Risks: As with all mutual funds, there is the risk that you could lose money through your investment in the Fund. Many factors affect the Fund’s net asset value and performance. The following risks may apply to the Fund’s direct investments as well as the Fund’s indirect investments through ETFs.

Comment 11: Since each Fund is an ETF itself, please revise the heading of “ETF Investment Risk” to clarify that the risk described relates to investments in other funds. The Registrant may consider revising the heading to “Fund of Funds Risk.” The “ETF Investment Risk” disclosure suggests that the relevant Fund invests in other investment companies. Please clarify whether the investment in other investment companies, not including ETFs, will be a principal investment of any Fund. If so, please describe such investment under the “Principal Investment Strategies” heading. If the Fund only intends to invest in ETFs, then please revise this disclosure accordingly.

Response: The Registrant has amended the relevant disclosures to state the following:

Fund of Funds Risk. ~~ETF Investment Risk~~. Other ~~investment companies, such as~~ ETFs (“Underlying Funds”)~~,~~ in which the Fund invests are subject to investment advisory and other expenses, which will be indirectly paid by the Fund. As a result, the cost of investing in the Fund will be higher than the cost of investing directly in the Underlying Funds and may be higher than other funds that invest directly in stocks and bonds. Each of the Underlying Funds is subject to its own specific risks, but the adviser expects the principal investments risks of such Underlying Funds will be similar to the risks of investing in the Fund.

Comment 12: Under the “ETF Structure Risk” disclosure, please add language stating that the active trading market for shares of the ETF may not be developed or maintained. Although this concept is included in the Funds’ Item 9 disclosures, please also include it in the Funds’ Item 4

Jaea Hahn

September 12, 2023

disclosures. In the last sentence of the first paragraph under the “Market Price Variance Risk” disclosure, please include the concept that shares may also trade at a premium to NAV.

Response: The Registrant has amended its disclosures to state the following:

ETF Structure Risk. The Fund and each Underlying Fund are structured as ETFs and as a result the Fund is subject to special risks, including:

•	Not Individually Redeemable. The Fund’s shares (“Shares”) are not individually redeemable to retail investors and may be redeemed by the Fund only to authorized participants at NAV in large blocks known as “Creation Units.” An authorized participant may incur brokerage costs purchasing enough Shares to constitute a Creation Unit.

•	Trading Issues. An active trading market for the Shares may not be developed or maintained. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in view of the Exchange, make trading in Shares inadvisable, such as extraordinary market volatility.

•	Market Price Variance Risk. The market prices of Shares will fluctuate in response to changes in NAV and supply and demand for Shares and will include a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. There may be times when the market price and the NAV vary significantly. This means that Shares may trade at a discount to NAV.

o	In times of market stress, market makers may step away from their role market making in Shares and in executing trades, which can lead to differences between the market value of Shares and the Fund’s NAV.

o	The market price for Shares may deviate from the Fund’s NAV, particularly during times of market stress, with the result that investors may pay significantly more or significantly less for Shares than the Fund’s NAV, which is reflected in the bid and ask price for Shares or in the closing price.

The Registrant notes that the concept that shares may trade at a premium to NAV is disclosed in the second bullet point under “Market Price Variance Risk.”

Comment 13: The “Fluctuation of NAV Risk” disclosure seems to combine ETF structure risks and active management risks. Please separate out the active management risk discussion as its own risk disclosure.

Jaea Hahn

September 12, 2023

Response: The Registrant has amended its disclosures to state the following:

Fluctuation of NAV Risk. The NAV of Shares will generally fluctuate with changes in the market value of the Fund’s holdings. The market prices of Shares will generally fluctuate in accordance with changes in NAV as well as the relative supply of and demand for Shares on the Exchange. The adviser cannot predict whether Shares will trade below, at or above their NAV. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the Fund’s holdings trading individually or in the aggregate at any point in time. ~~In addition, unlike conventional ETFs, the Fund is not an index fund. The Fund is actively managed and does not seek to replicate the performance of a specified index. Index based ETFs have generally traded at prices which closely correspond to NAV per share. Actively managed ETFs have a limited trading history and, therefore, there can be no assurance as to whether and/or the extent to which Shares will trade at premiums or discounts to NAV.~~

Comment 14: Please add “active” prior to “Management Risk” in the “Management Risk” disclosure. The “Management Risk” disclosure notes that the “Fund’s portfolio managers use qualitative analysis and/or models.” Under the “Principal Investment Strategies” section, please disclose how the strategies are implemented via these “qualitative analyses and/or models.”

Response: The Registrant has amended its disclosures to state the following:

Active Management Risk. The Fund is actively managed and does not seek to replicate the performance of a specified index. Index based ETFs have generally traded at prices which closely correspond to NAV per share. Actively managed ETFs have a limited trading history and, therefore, there can be no assurance as to whether and/or the extent to which Shares will trade at premiums or discounts to NAV. The adviser may be incorrect in its assessment of the intrinsic value of the securities the Fund holds which may result in a decline in the value of Shares and failure to achieve its investment objective. ~~The Fund’s portfolio managers use qualitative analyses and/or models. Any imperfections or limitations in such analyses and models could affect the ability of the portfolio managers to implement strategies.~~

Comment 15: Please supplementally discuss the portfolio managers’ experience in managing actively managed ETFs. If such experience is limited, please consider adding a related risk disclosure for all the Funds.

Jaea Hahn

September 12, 2023

Response: The Registrant has confirmed that the portfolio managers have managed four actively managed ETFs since July 2020.

Additional Information About Principal Investment Strategies and Related Risks

Comment 16: Please clarify why some of the defined terms in the “Investment Objectives” table on page 27 of the prospectus includes the term “Basket.”

Response: The Registrant has removed the word “Basket” from the table on page 27.

Comment 17: In the second to last sentence under the “Dividend Stock ETF” heading, it states that the Fund “does not expect to be significantly invested in particular sectors, however certain sectors do have more dividend paying stocks, so the Fund may have greater exposure to certain sectors than others.” To the extent the Fund will be significantly invested in particular sectors, please identify them and describe any related risks.

Response: The Registrant has confirmed that although the Dividend Stock ETF may have greater exposure to one sector over another, it does not intend to be significantly invested in any one particular sector.

Comment 18: In the paragraph preceding the chart on page 30 of the prospectus, please clarify that each Fund’s relative risk profile cannot be determined from the chart alone.

Response: The Registrant has amended its disclosures to state the following:

The following describes the risks of investing in the Dividend Stock ETF ~~(BAMD)~~, Growth Stock ETF ~~(BAMG)~~, Value Stock ETF ~~(BAMV)~~, Intermediate Bond ETF ~~(BAMB)~~, Ultra-Short Bond ETF ~~(BAMU)~~, Active ETF ~~(BAMA)~~, Opportunities ETF ~~(BAMO)~~ and Yield ETF ~~(BAMY)~~ as noted below. As with any fund, there is no guarantee that a Fund will achieve its goal. The risk profile of the Funds cannot be determined from the following table alone.

Comment 19: Please revise the defined terms used in the first paragraph and the risk factor chart under the “Principal Investment Risks” heading to mirror the defined terms used under the “Principal Investment Strategies” heading for consistency.

Response: The Registrant has revised its disclosures accordingly.

Comment 20: Some of the risks identified in the risk chart on page 30 of the prospectus do not correspond to the principal investment strategies identified in Item 4 and Item 9, such as

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September 12, 2023

Leveraged ETF Risk. Please revise so that each principal risk has a corresponding principal strategy.

Response: The Registrant refers to its responses to Comments 31, 42, 47, 48, 54, 60 and 62. The Registrant has deleted all principal investment risks that do not apply to a Fund’s principal investment strategy.

Comment 21: The “ETF Investment Risk” disclosure on page 30 of the prospectus has four bullet points but in the summary prospectus it only has two bullet points. Although Item 9 disclosures can include additional details, all risks identified in Item 9 should also be identified in Item 4.

Response: The Registrant notes that its Item 4 disclosure of “ETF Investment Risk” was revised at the suggestion of the Staff, who believed that a fulsome disclosure of “ETF Investment Risk” was inappropriate for the summary prospectus. In compliance with the Staff’s recommendation, the Registrant subsequently revised its disclosure of “ETF Investment Risk” for all series of the Trust. The Registrant believes that its disclosures are consistent with the requirements of Form N-1A and that its Item 9 disclosures do not include any additional risks beyond those presented in its Item 4 disclosures.

Comment 22: Please clarify whether purchases or redemptions of creation units will be primarily made in cash or in-kind. If the Funds intend to primarily transact in cash, then please add the appropriate disclosure that such transactions can add additional costs, including brokerage fees and taxable gains that might not have incurred if the purchases or redemptions were in-kind.

Response: The Registrant has revised its disclosures on page 38 of the Prospectus to state the following:

Each Fund issues and redeems Shares at NAV only in Creation Units to authorized participants that have entered into agreements with the Fund’s distributor. Creation Units are issued and redeemed primarily in-kind but may also be made for cash ~~and/or in-kind for securities~~. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Funds.

Statement of Additional Information

Comment 26: Under the “Securities of Other Investment Companies” heading please clarify what types of investment companies the Fund may invest in (i.e., privately held companies, private funds, open-end funds, closed-end funds or other ETFs).

Response: The Registrant has revised its disclosures on page 1 of the SAI to state the following:

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September 12, 2023

The Funds may invest in securities issued by other open-end funds, closed-end funds and ETFs ~~investment companies~~.

Comment 27: The first sentence under the “Short Sales” disclosure on page 2 of the SAI uses the term “underlying fund,” but that term is not defined in the SAI. Please include the appropriate definition or clarify whether the Funds may engage in short sales directly.

Response: The Registrant has revised its disclosures to delete the word “Underlying” from the term “Underlying Fund” in the section under the heading “Short Sales” in the SAI.

Comment 28: The “Equity Securities” disclosure on page 3 of the SAI is followed by headings of different types of equity securities. Please consider combining the disclosures with sub-headings or bullet points to eliminate duplication.

Response: The Registrant has revised its disclosures so that all disclosures pertaining to equity securities are consolidated under the heading “Equity Securities” with sub-headings for each type of equity security.

Comment 29: In the first sentence of the second paragraph under the “Acceptance of Purchase Order” on page 31 of the SAI, please delete the word “absolute” when referring to the Fund’s right to reject or revoke purchase orders because there is no “absolute” right to reject or suspend creations. Additionally, please delete clauses (d) and (f) in the paragraph because they reference an old exemptive application that predates the ETF rules.

Response: The Registrant has amended the SAI accordingly.

Comment 30: Section 6 of Article V of the Registrant’s Amended Agreement and Declaration of Trust in Exhibit (a)(1)(a) requires a shareholder to make a pre-suit demand upon the Trustees before it can bring a derivative action on behalf of the Registrant. Please describe this section and other provisions of the Registrant’s governing documents that may limit a shareholder’s right to bring direct or derivative claims in an appropriate place in the prospectus or SAI.

Response: The Registrant has given the Staff’s comment careful considerations and reviewed the requirements of Form N-1A. The Registrant does not feel that the disclosure requested in Comment 30 is necessary, but has nevertheless added the following disclosure to page 12 of the SAI under the heading “Investment Restrictions”:

In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Act, a shareholder may bring a derivative action on behalf of the Trust only if the shareholder first make a pre-suit demand upon the Board to bring the subject action unless such pre-suit demand is excused. A demand on the Board shall only

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September 12, 2023

be excused if a majority of the Board, or a majority of any committee established to consider the merits of such action, has a personal financial interest in the action at issue. A Trustee shall not be deemed to have a personal financial interest in an action or otherwise be disqualified from ruling on a shareholder demand by virtue of the fact that such Trustee receives remuneration from his or her service on the Board.

Brookstone Dividend Stock ETF

Comment 31: Please clarify what “income-producing” means with respect to equity securities and ETFs in the first sentence.

Response: The Registrant has amended its disclosures to state the following:

The Fund is an actively managed exchange traded fund (“ETF”) that, under normal circumstances, invests at least 80% of its net assets (plus borrowings for investment purposes) in income-producing publicly traded U.S. stocks or ETFs ~~equity securities and ETFs~~. The adviser defines an income-producing U.S. stock or ETF to be a company or ETF that invests in companies that have a history of paying dividends, appears to have the ability to continue to pay dividends, or demonstrates a history of increasing their dividends. The adviser considers the investments of its underlying ETFs when determining compliance with the Fund’s 80% policy. The adviser screens ~~domestic~~ U.S. stocks of, and ETFs that invest in, mid-cap or larger companies with a minimum market capitalization of $~~1~~2 billion and uses both external and internal research to review current dividend yield, expectations for the frequency and size of the dividend, company reputation, company growth, relevance to investors, and third-party financial ratings of potential investments. The Fund’s portfolio is comprised of approximately 30 positions, inclusive of ETFs, that reflect a mix of high-quality dividend-oriented common or preferred stocks that are either priced below their fundamental fair value or are reasonably priced. The adviser monitors the Fund’s portfolio and may sell positions if they have exceeded their fundamental fair value expectations or due to adverse stock performance.

Comment 32: Please tie the 80% policy of the Fund to the Fund’s name more clearly. Additionally, if accurate, please include a disclosure that the Fund will consider the investments of underlying funds when determining compliance with its 80% policy.

Response: The Registrant refers to its response to Comment 31.

Jaea Hahn

September 12, 2023

Comment 33: Please clarify the types of equity securities that the Fund will hold in its portfolio. For example, will it just include common stocks, preferred stocks or both?

Response: The Registrant refers to its response to Comment 31.

Comment 34: The language in the principal investment strategies suggests that the Fund directly invests in equity securities and that the adviser screens domestic stocks. Please clarify whether the screening process described in the second sentence under the “Principal Investment Strategies” heading will be applied to ETFs or other operating companies. Additionally, the third sentence notes that the Fund’s portfolio is comprised of approximately 30 positions that reflect a mix of high-quality dividend-oriented stocks. However, the Fund’s 80% policy includes investments in ETFs, so please clarify whether the Fund’s portfolio includes operating companies, other investment companies, or both. Additionally, please clarify, if accurate, that the Fund’s principal investment strategy includes fund of funds investments.

Response: The Registrant refers to its response to Comment 31.

Comment 35: Please clarify whether issuers with $1 billion market capitalization are considered small-capitalization companies and whether the Fund intends to invest without regard to market capitalization, beyond the minimum market capitalization of $1 billion.

Response: The Registrant refers to its response to Comment 31.

Comment 36: Please clarify whether the Fund intends to invest in publicly traded stocks.

Response: The Registrant refers to its response to Comment 31.

Comment 38: Please clarify whether the Fund intends to concentrate its investments in any particular industry.

Response: The Registrant confirms that, as stated in the Statement of Additional Information, that no Fund intends to concentrate its investments in any one particular industry.

Comment 39: Please add language to the second to last sentence under the “Principal Investment Strategies” heading to clarify that the Fund’s portfolio will be comprised of positions that reflect a mix of high-quality dividend-oriented stocks that are either priced below their fundamental fair value or are reasonably priced as determined by the adviser in its sole discretion, if accurate.

Response: The Registrant refers to its response to Comment 31.

Jaea Hahn

September 12, 2023

Comment 40: Please revise the first sentence under the “Dividend-Paying Stock Risk” to better reflect how the Fund intends to invest. Consider revising the phrase “while the Fund may hold securities of companies…” as it creates ambiguity as to how the Fund invests.

Response: The Registrant has amended its disclosures to state the following:

Dividend-Paying Stock Risk. While the Fund ~~may~~ holds stocks of companies directly or through ETFs ~~securities of companies~~ that have historically paid a high dividend yield, those companies may reduce or discontinue their dividends, reducing the yield of the Fund. Low priced stocks ~~securities~~ in the Fund may be more susceptible to these risks. Past dividend payments are not a guarantee of future dividend payments. Also, the market return of high dividend yield stocks~~securities~~, in certain market conditions, may perform worse than other investment strategies or the overall stock market. The Fund’s emphasis on dividend-paying stocks involves the risk that such stocks may fall out of favor with investors and underperform the market. Also, a company may reduce or eliminate its dividend.

Comment 41: Please consider combining the “Securities Market Risk” disclosure with the “Market Risk” disclosure above it because they are very similar. Additionally, please delete the reference to “multiple asset classes” in the last sentence because it appears that the Fund only holds equities.

Response: The Registrant has revised its disclosures accordingly.

Brookstone Growth Stock ETF

Comment 42: Please add an 80% test that ties to the investment in stocks per the Fund’s name.

Response: The Registrant has amended its disclosures to state the following:

The Fund is an actively managed exchange traded fund (“ETF”) that invests in companies that the adviser believes have strong earnings growth potential over the next several years based on the adviser’s research. Under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in publicly traded U.S. equity stocks. The adviser screens domestic stocks of mid-cap companies or larger with a minimum market capitalization of $2~~1~~ billion, with a focus on large-cap companies, and uses both external and internal research to consider current growth, expectations for growth, company reputation, relevance to investors, and third-party financial ratings of potential investments. The Fund’s portfolio is comprised of approximately 30 positions that reflect a mix of high-quality growth-oriented stocks that are either priced below

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September 12, 2023

their fundamental fair value or are reasonably priced. The adviser monitors the Fund’s portfolio and may sell positions if they have exceeded their fundamental fair value expectations or due to adverse stock performance.

Comment 43: The principal investment strategies for the Fund does not contemplate underlying funds, but the risk disclosures listed discusses investments in underlying funds. Please reconcile. If necessary, please revise the Fund’s strategy disclosure to reflect the fund of funds strategy and discuss how funds are selected, weighted and their capitalization range, if applicable.

Response: The Registrant has deleted “ETF Investment Risk” from the Fund’s principal investment risk disclosures.

Comment 44: Please clarify whether the Fund invests solely in stocks of U.S. issuers. Please clarify whether the Fund intends to weight its position in portfolio securities in any away and whether the portfolio securities are publicly traded or not.

Response: The Registrant refers to its response to Comment 42.

Comment 45: Please explain why “Income Risk” disclosure is provided if the Fund’s investment objectives and principal strategies focus on growth rather than income.

Response: The Registrant has deleted the disclosure of “Income Risk” for the Fund.

Comment 46: Please revise the principal investment strategy to make it clearer that the Fund will invest in small and mid-cap issuers per the “Small and Mid-Cap Market Risk” disclosure.

Response: The Registrant refers to its response to Comment 42. The Registrant has deleted its disclosure of “Small and Mid-Cap Market Risk” and replaced it with disclosure for “Mid-Cap Market Risk.”

Brookstone Value Stock ETF

Comment 47: Given that the Fund has “stock” in its name, please provide an 80% policy related to its investment in stocks.

Response: The Registrant has amended its disclosures to state the following:

The Fund is an actively managed exchange traded fund (“ETF”) that invests in companies that the adviser believes offer strong value based on the adviser’s research. Under normal circumstances, invests at least 80% of its net assets (plus borrowings for investment purposes) in publicly traded U.S. equity stocks. The

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September 12, 2023

adviser screens domestic stocks of mid-cap companies or larger with a minimum market capitalization of $1 billion and uses both external and internal research to evaluate potential stocks for portfolio inclusion. The adviser considers company reputation, company growth and valuation estimates, relevance to investors, and third-party financial ratings of potential investments. The Fund’s portfolio is comprised of approximately 30 positions that reflect a mix of high-quality value-oriented stocks that are either priced below their fundamental fair value or are reasonably priced. The adviser monitors the Fund’s portfolio for changes and may sell positions if they have exceeded their fundamental fair value expectations or due to adverse stock performance.

Brookstone Intermediate Bond Fund

Comment 48: Please revise the 80% policy in the first sentence as it relates to the maturity range. Typically, the average maturity range for intermediate bond funds is between 3-10 years, so revise accordingly or note that the maturity would be a weighted average. Otherwise, please explain what a “0-10 year maturity range” means in plain English.

Response: The Registrant has amended its disclosures to state the following:

The Fund is an actively managed exchange traded fund (“ETF”) that, under normal circumstances, ~~the Fund~~ invests at least 80% of its net assets in U.S. Treasuries and investment grade corporate bonds with a 0-10 year weighted average maturity range, including unaffiliated ETFs purchased in the secondary market that invest substantially all of their assets in such fixed income instruments. The adviser considers the investments of its underlying ETFs when determining compliance with the Fund’s 80% policy. Maturity refers to the time it takes for the principal amount of a bond to become due. The adviser expects to hold portfolio securities to maturity and that the Fund’s average duration over time will be around 5 years, consistent with that of the Morningstar Intermediate-Term Bond Category, but may be higher or lower at any given time. Duration is a measure of a bond price’s sensitivity to a given change in interest rates. The Fund seeks high and sustainable level of current income and liquidity by investing primarily in intermediate-term U.S. Treasuries~~y obligations~~. ~~Most of the Fund’s assets are invested in Treasury securities targeting a specific segment of the U.S. Treasury yield curve generally between a 0 and 10 year maturity range.~~ The balance of the Fund is invested in ~~high-quality,~~ publicly issued, investment grade, intermediate-term U.S. corporate bonds and ETFs that provide additional income potential. The Fund’s duration is adjusted to reflect the adviser’s near-term interest rate outlook and the shape of the yield curve. The yield curve compares the returns of short-term bonds to long-term bonds and identifies the trade-off between time to maturity and returns. The shape

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September 12, 2023

of the yield curve provides guidance to the advisor when evaluating that trade-off and allocating the Fund’s assets.

Comment 49: Please explain the concept of “yield curve” as it is used under the “Principal Investment Strategies” heading and its significance with respect to the Fund’s principal investment strategy.

Response: The Registrant refers to its response to Comment 48.

Comment 50: Please clarify whether the Fund intends to hold its portfolio securities to maturity.

Response: The Registrant refers to its response to Comment 48.

Comment 51: Please discuss the Fund’s investment in corporate bonds and include information about whether the issuer of bonds will be U.S. companies, the types of bonds and whether the securities will be publicly issued.

Response: The Registrant refers to its response to Comment 48.

Comment 52: The risk factors of the Fund discuss underlying funds, but there is no discussion regarding investing in underlying funds, including ETFs, under the “Principal Investment Strategies” heading. Please reconcile.

Response: The Registrant notes that the current Principal Investment Strategy disclosures discuss that the Fund may invest in U.S. Treasuries and corporate bonds, “or ETFs that invest substantially all of their assets in such fixed income instruments.”

Comment 53: Please revise the “Fixed Income Risk” disclosure to discuss both the Fund’s direct investments in fixed income securities, as well as investments through underlying funds. As written, the risk disclosure appears to only discuss the risk of the underlying funds.

Response: The Registrant has amended its disclosures to state the following:

Fixed Income Risk. When the Fund, including its ~~the~~ Underlying Funds, invest in fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities owned by the ~~Underlying~~ Fund. In general, the market price of fixed income securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities. Other risk factors include credit risk (the debtor may default), extension risk (an issuer may exercise its right to repay principal on a fixed rate obligation held by the

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September 12, 2023

~~Underlying~~ Fund later than expected), and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment by the ~~Underlying~~ Fund, possibly causing the Share price and total return to be reduced and fluctuate more than other types of investments.

Brookstone Active ETF

Comment 54: Please clarify whether the Fund intends to invest directly in the asset classes identified or only through ETFs.

Response: The Registrant has amended its disclosures to state the following:

The Fund is an actively managed fund of funds that invests in unaffiliated exchange traded funds (“ETFs”) purchased in the secondary market that invest~~s~~ in foreign and domestic stocks of any market capitalization (including emerging markets), bonds (including junk bonds) and cash and cash equivalents ~~through ETFs~~ based on the adviser’s relative outlook for those asset classes. The adviser considers emerging markets to be those countries listed on the MSCI Emerging Markets Index. The weighting for any individual asset class depends on prevailing market conditions and the adviser’s internal and external market research sources that inform, guide, and make investment decisions based on asset class, benchmark, expense ratio, liquidity and issuer. The adviser has discretion to determine how the portfolio is constructed with the goal of being flexible to a wide variety of market conditions while pursuing the Fund’s investment objective. Under normal market conditions, the Fund expects to be allocated between 40-80% in stocks. The Fund holds 5-10 positions in different ETFs.

Comment 55: Please clarify how the Fund defines “emerging markets” as it is used in the first sentence under the “Principal Investment Strategies” heading.

Response: The Registrant refers to its response to Comment 54.

Comment 56: Please describe the bonds in which the Fund will invest in greater detail, including information about the type of issuer, the type of bond, whether the interest rates are floating or fixed and any maturity or duration requirements.

Response: The Registrant has confirmed that Fund will only hold ETFs and will not hold any individual stocks or bonds.

Jaea Hahn

September 12, 2023

Comment 57: Please clarify the Fund’s allocation among stocks, bonds and cash. Additionally, in the second to last sentence, please clarify whether the individual stocks to which the Fund expects to allocate will be purchased by the Fund or underlying ETFs that hold stocks.

Response: The Registrant refers to its response to Comment 56.

Comment 58: In the last sentence under the “Principal Investment Strategies” heading please clarify whether the Fund holds 5-10 positions in different ETFs or different asset classes. Supplementally, please explain how the Fund intends to comply with Section 5(b) of the Investment Company Act of 1940 if it only holds 5 to 10 positions. Additionally, please confirm that the Fund is diverse and that it is not going to concentrate its investments in any way.

Response: The Registrant refers to its response to Comment 54. The Registrant further states that it will meet the diversification requirements of Section 5(b) of the 1940 Act by being a fund of funds.

Comment 59: Please consider whether a large-cap market risk disclosure should be included as a risk in investing in the Fund.

Response: The Registrant has given the Staff’s comment careful consideration and respectfully declines to amend its risk disclosures to add “Large-Cap Market Risk.” The Registrant contends that capitalization risk primarily rests among micro, small and mid-cap companies. Indeed, the Registrant’s risk disclosures with respect to small and mid-cap companies are framed in reference to large-cap companies and note that small and mid-cap companies involve risk because they are susceptible to more volatility and illiquidity than large-cap companies.

Brookstone Opportunities ETF

Comment 60: Please explain whether the Fund intends to hold asset classes directly.

Response: The Registrant has amended its disclosures to state the following:

The Fund is an actively managed fund of funds that invests in unaffiliated exchange traded fund (“ETF”) purchased in the secondary market that invests in foreign and domestic stocks of any market capitalization (including emerging markets), bonds (including junk bonds) and cash and cash equivalents ~~through ETFs~~, including leveraged ETFs, based on the adviser’s relative outlook for those asset classes. The adviser considers emerging markets to be those countries listed on the MSCI Emerging Markets Index. The Fund may be all in or all out stocks depending on prevailing market conditions and the adviser’s internal and external market research sources that inform, guide, and make investment decisions. The adviser has

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September 12, 2023

discretion to determine how the portfolio is constructed with the goal of being flexible to a wide variety of market conditions while pursuing the Fund’s investment objective. The Fund holds 5-10 positions in different ETFs.

Comment 61: The Brookstone Opportunities ETF appears to be almost identical to the Brookstone Active ETF with the only distinction being that the Brookstone Opportunities ETF can invest in leveraged ETFs. To the extent there are additional distinctions between the two Funds, it should be made clear.

Response: The Registrant has confirmed that Brookstone Opportunities ETF is designed to have a wider asset allocation range than Brookstone Active ETF (i.e., “may allocate to leveraged ETFs”) and that the adviser may implement Brookstone Opportunities ETF’s strategy with a higher conviction than Brookstone Active ETF (i.e., “may be all in or all out stocks depending on prevailing market conditions”).

Brookstone Yield ETF

Comment 62: Please describe the Fund’s investments and portfolio in greater detail. When discussing investments in stocks or fixed income securities, please clarify who is issuing the securities and the type of fixed income securities the Fund invests in. Additionally, please note if there are requirements on duration of maturity.

Response: The Registrant has amended its disclosures to state the following:

The Fund is an actively managed fund of funds that invests in a combination of income producing investment vehicles including dividend paying stocks, preferred stocks, junk bonds and fixed income securities ~~directly and~~ through underlying funds, including closed end funds, and unaffiliated exchange traded funds (“ETFs”) purchased in the secondary market, including ~~and~~ ETFs that may use put and call options. Underlying funds are chosen based on their strategy, management style, yield or distribution, expense ratio, and liquidity. The Fund is an actively managed ETF that does not seek to replicate the performance of an index. The strategy is designed to provide the adviser with wide flexibility in the relative weightings of each asset category and may change those weightings at any time. The weighting for any individual asset class depends on prevailing market conditions. The adviser uses both internal and external market research sources to inform, guide, and make investment decisions. The adviser has discretion to determine how the portfolio is constructed with the goal of being flexible to a wide variety of market conditions while pursuing the Fund’s investment objective.

Jaea Hahn

September 12, 2023

Comment 63: To the extent the Fund has a fund of funds strategy, please describe the underlying funds in greater detail.

Response: The Registrant refers to its response to Comment 62.

Comment 64: A “U.S. Treasury Obligations” risk disclosure is included, but the Fund’s principal investment strategy does not identify investing in U.S. treasuries. Please reconcile the risk disclosure to the strategy disclosure.

Response: The Registrant has deleted the disclosure of “U.S. Treasury Obligations Risk.”

If you have any questions, please call Philip Sineneng at (614) 469-3217 or the undersigned at (614) 469-3215.

Very truly yours,

/s/ Zeynep Kart

Zeynep Kart

cc:	JoAnn M. Strasser

Bibb L. Strench